Exhibit 99.2

CERTIFICATE TO BE USED WITHIN THE CONTEXT OF THE SUBSTITUTION OF A STATEMENT OF A CORPORATION THAT IS NOT AN ENTITY I certify that I have examined the information concerning contained in the statement of for the fiscal year that began on and ended on . To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete. Full name of the officer or director: Title of position: Date : [Signature] May 26, 2026 Eldorado Gold Corporation Paul Ferneyhough December 31, 2025 Paul Ferneyhough Executive Vice President and Chief Financial Officer January 1, 2025 "Paul Ferneyhough"